SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2019
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2019, incorporated by reference herein:

99.1 Release dated September 03, 2019, “CONDENSED CONSOLIDATED
PROVISIONAL RESULTS FOR THE YEAR ENDED 30 JUNE 2019 AND
DIVIDEND DECLARATION”
Exhibit

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: September 03, 2019 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

REVIEW OF OPERATIONS
Year ended
30 June 2019
Year ended
30 June 2018
%
change
1
Gold production
2
kg
4 977
4 679
6
oz
160 014
150 423
6
Gold sold
2
kg
4 934
4 653
6
oz
158 632
149 604
6
Cash operating costs
R per kg
499 749
458 866
9
US$ per oz
1 096
1 118
(2)
All-in sustaining costs
R per kg
524 713
505 622
4
US$ per oz
1 151
1 258
(9)
Average gold price received
R per kg
577 483
534 344
8
US$ per oz
1 267
1 300
(3)
Operating profit
R million
371.8
355.2
5
Operating margin
%
13.5
14.3
(6)
All-in sustaining costs margin
%
9.1
5.5
65
Headline earnings
R million
72.7
7.0
939
SA cents per share (cps)
10.9
1.7
541
1
Percentage change is rounded to the nearest percent and is based on the amounts as presented, which are rounded to the nearest hundred thousand Rand
2
Gold produced and sold includes 151kg (4,855oz) from Far West Gold Recoveries (“FWGR”) that was produced before the date of commercial production. The costs and revenues related to this gold were capitalised in accordance with International Financial Reporting Standards (“IFRS”)
SHAREHOLDER INFORMATION
Issued capital
696 429 767 ordinary no par value shares (30 June 2018: 431 429 767)
9 474 920 treasury shares held within the Group (30 June 2018: 9 361 071)
5 000 000 cumulative preference shares (30 June 2018: 5 000 000)
Stock traded
JSE (R)
NYSE (US$)
1
Price
• 12-month intra-day high
4.65
0.31
• 12-month intra-day low
2.39
0.16
• Close
4.29
0.22
1
This data represents per share data and not American Depository Receipt (“ADR”) data:
one ADR reﬂects 10 ordinary shares
Market capitalisation
Rm
US$m
As at 30 June 2019
2 988
212
As at 30 June 2018
1 575
110
Rounding of figures may result in computational discrepancies
CONDENSED CONSOLIDATED
PROVISIONAL RESULTS
for the year ended 30 June 2019 and dividend declaration
Gold production up
6% to
4 977kg
Operating profit up
5% to
R371.8 million
All-in sustaining
costs margin of
9.1%
Investment in
FWGR capital
R330.7 million
Environmental
spend of
R45.8 million
Externally sourced
potable water usage
down by
21%
KEY FEATURES
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
(“DRDGOLD” or the “Company” or the “Group”)
RESULTS
The condensed consolidated financial statements of DRDGOLD for the year ended
30 June 2019 are available on DRDGOLD’s website as well as at the Company’s registered office.
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors”
included in our annual report for the fiscal year ended 30 June 2018, which we filed with the
United States Securities and Exchange Commission on 31 October 2018 on Form 20-F. You
should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and financial information included in this announcement have not been reviewed and reported on by DRDGOLD’s auditors.
DIRECTORS (*British)(**American)
(
#
Independent) (
^
Lead Independent)
Executive directors
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)
Non-executive directors
GC Campbell*
#
(Non-executive Chairman)
EA Jeneker
#^
J Turk** (service concluded
31 October 2018)
JA Holtzhausen
#
TVBN Mnyango
#
JJ Nel
#
(appointed 30 November 2018)
P Lebina
#
(appointed 3 May 2019)
Company Secretary
R Masemene
Sponsor
One Capital
FOR FURTHER INFORMATION
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: www.drdgold.com
Registered address:
1 Sixty Jan Smuts Building
2nd Floor – North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa
Registered postal address:
PO Box 390
Maraisburg,
1700, South Africa

DEAR SHAREHOLDER
INTRODUCTION
The 2019 financial year was exceptionally challenging, not just for DRDGOLD, but for the industry as a whole – a year fraught with disruptive labour action; the near-
collapse of power utility Eskom; and a loss of investor confidence, as evidenced by capital freeze and high-profile corporate emigrations.
In the final analysis, therefore, the high-level features of our year ﬂagged below are not just contrary to the industry trend but are testimony also to the resilience of a business model that has been several years in the making.
–   We acquired the FWGR project (a subject of discussion for more than a decade) in July 2018; invested R330.7 million in capital infrastructure and refurbishment for Phase 1, funded in part by way of a R192 million draw-
down from our Revolving Credit Facility (“RCF”); achieved early-stage commissioning in December 2018; and achieved commercial production on
1 April 2019. Incidentally, at the time, our investment represented more than
15% of our market capitalisation.
–   The whole of the above RCF has since been repaid, and the Group’s cash position has moved only marginally from R302.1 million on 1 July 2018 to
R279.5 million on 30 June 2019.
–   This is the twelfth consecutive financial year of the Company paying a dividend.
We are delighted that this financial year’s dividend of 20 SA cents per share is four times the interim dividend declared in the financial year ended 30 June
2018. We stated at the time of acquiring FWGR that we were determined to ensure that the consequent 38% dilution of earnings from Ergo would be compensated for by the 62% our existing shareholders would acquire in the new project. We are delighted, therefore, that this acquisition not just matched the dilution, but was accretive to the net cash earnings of our existing shareholder base.
PRODUCTION REVIEW
The Group’s total gold production was 6% higher at 4 977kg, mainly due to 484kg produced by FWGR. The total gold production includes 151kg (4 855oz) produced by FWGR before the date of commercial production.
Gold production from Ergo was 4% lower at 4 493kg due to a 5% decline in ore milled to 23 162 000t.
Ergo’s average yield was slightly higher at 0.194g/t, a consequence both of higher-
grade sand material milled and higher-grade Knights material retreated.
COST REVIEW
The discussion that follows excludes the costs related to the 151kg (4 855oz) of gold produced by FWGR before the date of commercial production.
Group cash operating unit costs were up 9% at R499 749/kg due mainly to a 12%
increase in Ergo’s cash operating unit costs to R512 439/kg, the latter increase reﬂecting the impact of lower production, the inclusion of sand milling costs for the first time and year-on-year increases in the cost of consumables at Ergo.
In FY2019, the weighted average cost of power increased by 8.3%; of water by
12.2% and of reagents by 6.2%.
FWGR’s cash operating unit costs were R313 443/kg.
Group all-in sustaining costs (“AISC”) were up 4% to R524 713/kg. Ergo’s AISC were up 3% to R521 907/kg, a consequence primarily of higher operating cash costs, offset by a decrease in sustaining capital expenditure. FWGR’s AISC of
R450 820/kg, contributed to lower Group AISC.
Total non-sustaining capital expenditure amounted to R331.2 million,
R323.8 million of which was incurred for FWGR Phase 1. Ergo’s non-sustaining capital expenditure was substantially lower at R7.4 million, reﬂecting the completion of three capital projects by the end of FY2018: 4L50 slimes dam reclamation; conversion to zinc precipitation; and the installation of ball mills for sand milling.
FINANCIAL REVIEW
Total revenue increased by 11% to R2 762.1 million – R2 577.5 million from Ergo and R184.6 million from FWGR. Ergo’s revenue was 3% higher due to the higher average Rand gold price received reducing the impact of lower gold sales.
Consolidated operating profit was up 5% to R371.8 million after accounting for consolidated cash operating costs of R2 422.9 million. FWGR’s contribution was
R89.0 million after accounting for cash operating costs of R111.8 million while that of Ergo was 20% lower at R282.8 million after accounting for cash operating costs 7% higher at R2 311.1 million.
The operating margin was 6% lower at 13.5%, while the AISC margin was considerably higher, up from 5.5% to 9.1%.
Headline earnings were substantially higher, increasing to R72.7 million (10.9 SA cents per share) from R7.0 million (1.7 SA cents per share). The increase includes a non-recurring credit of R60.0 million relating to a change in estimate of the provision for environmental rehabilitation.
The cash ﬂow statement reﬂects that the RCF of R192 million was raised and repaid in the current financial year and that R347.4 million cash was spent on property, plant and equipment, mostly related to FWGR Phase 1. The Group ended the year with cash and cash equivalents of R279.5 million.
SUSTAINABLE DEVELOPMENT
The sustainability development review relates only to Ergo.
Human capital
In 2019, the percentage of historically disadvantaged South African people in management, core and critical skills positions remained unchanged at 70% of the total workforce in these positions.
Women in mining increased from 20% to 21%. Women in core positions increased from 12% to 13% and women in management from 16% to 18% of the total workforce in these positions.
Some 1 633 individual training courses took place at a total cost to company of R8.5 million, compared with 1 546 at a total cost to company of R9.0 million in 2018.
Social capital
R16.6 million was spent on various skills and other development projects of benefit to communities compared with R14.5 million in 2018.
Natural capital
Dust: 1 201 samples from sites were analysed. There were eight exceedances, representing 0.67% of the total number of measurements. This compares with
1 188 samples and seven exceedances in 2018, representing 0.59% of the total number of measurements. High winds in the first quarter of the financial year contributed to the slight increase.
A total of R44.1 million was spent on environmental management compared with R51.6 million in 2018, including rehabilitation of 31.5 ha on Brakpan/Withok
Tailings Storage Facility and 24 ha on the Crown Complex.
Water: usage of externally sourced potable water continued to decline, down 21%
to 2 656Ml, mostly due to continued delivery by the water distribution system completed in 2017. Usage of TCTA-treated acid mine drainage (“AMD”) water increased by almost 30% to 964Ml.
Land: by year-end, clearance certificates were received from the National Nuclear
Regulator (NNR) for redevelopment for 135.5 ha of land.
DIVIDEND
The DRDGOLD board of directors (“Board”) has declared a final cash dividend of
20 South African (“SA”) cents per ordinary share for the year ended 30 June 2019 as follows:
• the dividend has been declared out of income reserves;
• the local Dividend Withholding Tax rate is 20% (twenty per cent);
•
the gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax;
• the net local dividend amount is 16 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax;
• DRDGOLD currently has 696 429 767 ordinary shares in issue (which includes
9 474 920 treasury shares); and
• DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements, given the Company’s primary listing on the Johannesburg Stock Exchange (“JSE”), the salient dates for payment of the dividend are as follows:
• last date to trade ordinary shares cum dividend: Monday, 23 September 2019;
• ordinary shares trade ex-dividend: Wednesday, 25 September 2019;
• record date: Friday, 27 September 2019; and
• payment date: Monday, 30 September 2019.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant
CSDP or broker.

CONDENSED CONSOLIDATED
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Year ended
30 June 2019
Rm
Reviewed
Year ended
30 June 2018
Rm
Audited
Revenue
2 762.1
2 490.4
Cost of sales
(2 553.9)
(2 347.7)
Gross profit from operating activities
208.2
142.7
Other income 10
7.9
–
Administration expenses and other costs
(90.9)
(90.7)
Results from operating activities
3
125.2
52.0
Finance income
58.3
38.8
Finance expenses
(78.4)
(58.4)
Profit before tax
105.1
32.4
Income tax 3
(26.6)
(25.9)
Profit for the year
78.5
6.5
Other comprehensive (loss)/income
Items that will not be reclassified to
profit or loss, net of tax
Net fair value adjustment on equity
investments at fair value through other
comprehensive income
(5.9)
Items that will be reclassified
subsequently to profit or loss,
net of tax
Net fair value adjustment on
available-for-sale investments
0.6
Total other comprehensive (loss)/income
for the year
(5.9)
0.6
Total comprehensive income for the year
72.6
7.1
Basic earnings per share
1
4
11.8
1.5
Diluted basic earnings per share
1
4
11.5
1.5
1
All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million rand
CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
Notes
As at
30 June 2019
Rm
Reviewed
As at
30 June 2018
Rm
Audited
Assets
Non-current assets
3 403.9
1 734.1
Property, plant and equipment 2
2 775.3
1 452.7
Investments in rehabilitation
obligation funds
2
587.5
244.0
Financial assets
31.1
28.7
Deferred tax assets
10.0
8.7
Current assets
656.1
626.3
Inventories
304.6
233.0
Tax receivables
4.1
–
Trade and other receivables
67.9
91.2
Cash and cash equivalents
279.5
302.1
Total assets
4 060.0
2 360.4
Equity and liabilities
Equity
2 688.6
1 267.3
Non-current liabilities
913.2
772.4
Provision for environmental
rehabilitation
5
682.6
553.4
Deferred tax liability 2, 3
193.2
163.7
Employee benefits
37.4
40.6
Finance lease obligation
–
14.7
Current liabilities
458.2
320.7
Trade and other payables 2
419.2
303.3
Employee benefits
22.6
13.2
Finance lease obligation
11.0
–
Current tax liability
5.4
4.2
Total liabilities
1 371.4
1 093.1
Total equity and liabilities
4 060.0
2 360.4
To comply with the further requirements of Strate, between Wednesday,
25 September 2019 and Friday, 27 September 2019, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom share registers will be Monday, 30 September 2019.
To holders of American Depositary Receipts (“ADRs”):
• each ADR represents 10 ordinary shares;
• ADRs trade ex-dividend on the New York Stock Exchange NYSE: Thursday,
26 September 2019;
• record date: Friday, 27 September 2019;
• approximate date of currency conversion: Monday, 30 September 2019; and
• approximate payment date of dividend: Thursday, 10 October 2019.
Assuming an exchange rate of R15.20/$1, the dividend payable on an ADRs is equivalent to 13 United States (“US”) cents for shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
LOOKING AHEAD
In FY2020, we look forward to seeing the full benefits of Ergo’s completed capital projects and the attainment of steady-state operations at FWGR Phase 1 ﬂowing through to the Group bottom-line. We expect also to advance planning for commencement of FWGR Phase 2.
For the 2020 financial year, we are planning Group gold production of between
175 000 and 190 000 ounces at a cash operating cost of approximately R490 000/kg.
At the time of writing this letter, the gold price was approximately R740 000/kg, up R162 000/kg on the average gold price received during the financial year 2019.
Time will tell if this is sustainable, but while it lasts, the impact this has on our cash ﬂows is nothing short of remarkable.
Niël Pretorius
Chief Executive Officer
3 September 2019
CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN EQUITY
Notes
Year ended
30 June 2019
Rm
Reviewed
Year ended
30 June 2018
Rm
Audited
Balance at the beginning of the year
1 267.3
1 302.4
Total comprehensive income
Profit for the year
78.5
6.5
Other comprehensive (loss)/income
(5.9)
0.6
Transactions with the owners
of the parent
Shares issued as purchase consideration
for the acquisition of FWGR assets and
liabilities
2
1 349.3
–
Share issue expenses
(0.3)
_
Treasury shares acquired
(0.3)
_
Dividends paid to ordinary shareholders
–
(42.2)
Balance at the end of the year
2 688.6
1 267.3
The accompanying notes are an integral part of the condensed consolidated financial statements
These condensed consolidated financial statements for the year ended 30 June 2019 have been prepared under the supervision of DRDGOLD’s Chief Financial Officer,
Mr AJ Davel CA(SA). The condensed consolidated financial statements were authorised for issue by the directors on 29 August 2019.

CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS
Notes
Year ended
30 June 2019
Rm
Reviewed
Year ended
30 June 2018
Rm
Audited
Net cash inﬂow from operating activities
288.3
233.8
Cash generated by operations
282.0
222.9
Interest received
16.8
21.9
Interest paid
(9.3)
(3.5)
Income tax paid
(1.2)
(7.5)
Net cash outﬂow from investing activities
(303.0)
(140.4)
Acquisition of property, plant and
equipment
(347.4)
(125.9)
Proceeds on disposal of property,
plant and equipment
10
5.8
7.0
Funds received from rehabilitation
obligation funds (cell captive)
55.2
–
Environmental rehabilitation payments to
reduce decommissioning liabilities
5
(16.6)
(21.5)
Net cash outﬂow from financing activities
(7.9)
(45.0)
Borrowings raised
6
192.0
–
Borrowings repaid
6
(192.0)
–
Initial fees incurred on borrowings
6
(3.6)
–
Repayment of finance lease obligation
(3.7)
(2.8)
Share issue expenses
(0.3)
–
Treasury shares acquired
(0.3)
–
Dividends paid on ordinary
share capital
–
(42.2)
(Decrease)/increase in cash and
cash equivalents
(22.6)
48.4
Opening cash and cash equivalents
302.1
253.7
Closing cash and cash equivalents
279.5
302.1
Reconciliation of cash generated by
operations
Profit before tax
105.1
32.4
Depreciation
169.1
168.0
Movement in gold in process
(32.6)
(24.5)
Change in estimate of environmental
rehabilitation recognised in profit or loss
5
(60.0)
(2.9)
Environmental rehabilitation payments to
reduce restoration liabilities
5
(10.9)
(3.4)
(Gain)/loss on disposal of property,
plant and equipment
10
(5.8)
0.6
Share-based payment expense
3
21.4
17.2
Finance income
(58.3)
(38.8)
Finance expenses
78.4
58.4
Other non-cash items
1.8
1.3
Working capital changes
73.8
14.6
Change in trade and other receivables
22.5
22.2
Change in long-term receivable
(11.7)
(27.4)
Change in inventories
(24.8)
(28.2)
Change in trade and other payables and
employee benefits
87.8
48.0
Cash generated by operations
282.0
222.9
The accompanying notes are an integral part of the condensed consolidated financial statements
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements (“Listings
Requirements”) for provisional reports and the requirements of the Companies
Act of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (“IFRS”)
and the SAICA Financial Reporting Guides as issued by the Accounting Practices
Committee and Financial Reporting Pronouncements as issued by the Financial
Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34 Interim Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements except for the adoption of
IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, with effect from 1 July 2018.
IFRS 15 Revenue from Contracts with Customers
The standard contains a single model that applies to contracts with customers.
The Group has assessed that there is no impact on adopting IFRS 15, and revenue recognition remains unchanged as follows:
•   the Group only has one performance obligation that is to deliver gold and silver to the buyer;
•   the transaction price is based on the London Bullion Market Association
Gold and Silver price and the entire transaction price is allocated to the one performance obligation;
•   Rand Refinery is assessed as being an agent, selling gold and silver on behalf of the Group; and
•   revenue is recognised on the date that control of gold and silver passes to the buyer, which is the date on which Rand Refinery sells the gold and silver on the Group’s behalf. This is the same date as when significant risks and rewards passes under IAS 18 Revenue.
A disaggregation of revenue by operating segment is presented in note 14.
IFRS 9 Financial Instruments
The standard sets out requirements for recognising and measuring financial instruments. It also introduced three new classifications for financial assets:
Amortised cost, fair value through profit or loss and fair value through other comprehensive income.
The following changes have occurred as a result:
•   investments in listed and unlisted shares have been designated as equity instruments at fair value through other comprehensive income. As a result, included and presented in other comprehensive (loss)/income is fair value adjustments for the current year, as items that will not be reclassified to profit or loss;
•   there has been no change in the accounting of other financial assets and financial liabilities as a result of the new classifications under IFRS 9; and
•   the method of determining impairment of long-term and other receivables has changed to reﬂect the “expected credit loss” model. Management has made an assessment of the magnitude of the changes to the impairment model and although the application of the expected credit loss model resulted in an increase in the impairment allowance, the increase was not material for the Group.
Therefore, there has been no material impact on the Group’s statement of profit or loss and other comprehensive income, statement of changes in equity or statement of cash ﬂows for the year ended 30 June 2019 or the statement of financial position at 30 June 2019.
Standards and interpretations not yet effective
IFRS 16 Leases
Management is in the process of completing its assessment of the accounting impact and required disclosures arising out of the adoption of this standard.
IFRS 16 Leases (“IFRS 16”) requires lessees to recognise right-of-use assets and lease liabilities arising from lease contracts with additional disclosures about leasing arrangements. Leases within the scope of IFRS 16 will result in increases in assets and liabilities. Management has identified tailings reclamation contracts and equipment hire contracts which could potentially have an impact on the
Group’s results on adoption of the standard.

DRDGOLD has elected to transition to IFRS 16 applying the modified retrospective method. DRDGOLD will not restate comparative information. Instead, the cumulative effect of initially applying IFRS 16 will be recognised by adjusting the opening balance of retained earnings at the date of initial application.
2. ACQUISITION OF FWGR ASSETS AND LIABILITIES
Effective 31 July 2018, DRDGOLD acquired gold assets and liabilities associated with Sibanye Gold Limited trading as Sibanye-Stillwater’s (“Sibanye-Stillwater”)
West Rand Tailings Retreatment Project, subsequently renamed FWGR (“Asset
Acquisition”).
As purchase consideration for this acquisition, DRDGOLD issued 265 million new ordinary shares equal to 38.05% of DRDGOLD’s outstanding shares to Sibanye-
Stillwater and granted Sibanye-Stillwater an option to subscribe for new ordinary shares up to a total of 50.1% of the total issued ordinary shares of DRDGOLD at a 10% discount to the prevailing market value, to be exercised two years from the effective date of the acquisition.
The transaction has been accounted for under IFRS 2 Share-based Payment as it represents a receipt of goods in exchange for equity instruments of DRDGOLD.
The consequence thereof is that the assets and liabilities are recognised at their fair value using principles under IFRS 13 Fair Value Measurement as they are identifiable, and their fair value can be reliably measured.
A corresponding increase in equity is also recognised. Included in equity is the fair value of the option using a binomial tree option pricing model. No deferred tax has been recognised on the acquisition as it has not been accounted for as a business combination under IFRS 3 Business Combinations, and therefore the initial recognition is exempt from deferred tax under IAS 12 Income Taxes.
The fair value of assets was determined using the income approach present value technique by applying a nominal discounted cash ﬂow model which was based on a forward – looking gold price of R562 481 per kilogram and a risk-adjusted discount rate based on the weighted average cost of capital of 15.03%.
The at acquisition environmental rehabilitation liability was estimated based on fair value (i.e. what a market participant would pay for the liability). It was determined with the assistance of an independent expert and discounted to its net present value.
The values at acquisition included:
Rm
Property, plant and equipment
1 225.6
Investments in rehabilitation obligation funds
360.4
Inventories
14.2
Provision for environmental rehabilitation
(247.4)
Trade and other payables
(3.5)
Shares issued as purchase consideration for the acquisition
of FWGR assets and liabilities
1 349.3
Date of commercial production
Construction of Phase 1 commenced during August 2018 with R330.7 million spent on, inter alia, the upgrading and reconfiguration of the Driefontein 2 plant
(DP2) and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility. During
this construction phase, gold was produced at the adjacent Driefontein 3 plant
(DP3). Early-stage commissioning commenced on 6 December 2018 with the pumping of reclaimed tailings into the carbon in leach (CIL) circuit. Testing of the reconfigured plant and ramp-up of production continued during the first quarter of the calendar year 2019. Management considered inter alia, the design capacity of the plant, recoveries and the ability to sustain production in determining the date of commercial production.
The date of commercial production for Phase 1 (excluding the milling section), which is the date when preproduction costs cease to be capitalised and depreciation commenced, was determined to be 1 April 2019.
3. RESULTS FROM OPERATING ACTIVITIES
Year ended
30 June 2019
Rm
Reviewed
Year ended
30 June 2018
Rm
Audited
A
. INCREASE IN LONG TERM INCENTIVE
SCHEME (“LTI”) LIABILITY
The liability for employee benefits consists
mainly of the LTI liability. The increase in the
share-based payment expense is mainly due to
the remeasurement of the LTI liability over the
vesting period and an increase in the seven-day
volume weighted average price (VWAP) of the
DRDGOLD share from R3.71 at 30 June 2018 to
R4.37 at 30 June 2019.
21.4
17.2
B. TRANSACTION COSTS
Costs incurred related to the acquisition of the
FWGR assets.
–
9.0
C. DEFERRED TAX RATE ADJUSTMENT
Tax charge due to the change in the forecast
weighted tax rate:
15.0
12.8
Deferred tax is recognised using the gold tax
formula to calculate a forecast weighted average
tax rate considering the expected timing of the
reversal of temporary differences.
The formula is calculated as: Y = 34 – 170/X where
Y is the percentage rate of tax payable and X is
the ratio of taxable income, net of any qualifying
capital expenditure that bears to mining income
derived, expressed as a percentage.
Due to the forecast weighted average tax rate
being based on the expected future profitability,
the tax rate can vary significantly year on year
and can move contrary to current year financial
performance.
The forecast weighted average deferred tax rate
increased from 20.3% to 22% as a result of an
increase in forecast profitability of Ergo.
4. EARNINGS PER SHARE
Reconciliation of headline earnings
Profit for the year
78.5
6.5
Adjusted for:
(Gain)/loss on disposal of property, plant and
equipment, net of tax
(5.8)
0.5
Headline earnings
72.7
7.0
Weighted average number of ordinary shares in
issue adjusted for treasury shares
664 553 283
422 068 696
Diluted weighted average number of ordinary
shares adjusted for treasury shares
679 940 978
422 068 696
Basic earnings per share
1
11.8
1.5
Diluted basic earnings per share
1
11.5
1.5
Headline earnings per share
1
10.9
1.7
Diluted headline earnings per share
1
10.7
1.7
1
All per share financial information is presented in SA cents per share (cps) and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million rand

EMM has since issued two separate summonses claiming R74 million and
R32 million respectively for the recovery of the alleged arrear surcharges, being the aggregate of payments withheld by Ergo on the basis that it is not due. Ergo is defending these claims and is seeking to consolidate them in a single hearing prior to the hearing of its original main application. The consolidation is being sought on the basis that the parties are identical and the central dispute in both actions and the main application revolves around the same question, namely who supplies the electricity to the plant. As a result the evidence on this issue will be identical in all three matters. EMM is against consolidating the actions as a result of which
Ergo is applying to court for an order to that effect. A date for the hearing of this motion has not been fixed.
The merits of the main application remain unchanged.
During January 2019, a bank guarantee to the value of the cash held in escrow
(including interest) was issued in favour of Ekurhuleni Metropolitan Municipality and the balance of the cash held in escrow was released to Ergo’s operational bank account.
8. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity
The Group’s profitability and cash ﬂows are primarily affected by changes in the market price of gold which is sold in US dollars and then converted to rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market
ﬂuctuations in the US dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. The need for medium-term borrowings for the first phase development of FWGR introduced some liquidity risk to the Group.
In September 2018, DRDGOLD committed 50 000 ounces of gold under a zero-
cost collar with a ﬂoor and ceiling of approximately R565 000/kg and a R609 000/kg respectively, spread equally until the end of May 2019. The collar was traded to mitigate the liquidity risk brought about by the medium-term borrowings secured for the development of FWGR. The collar was accounted for as a financial asset or financial liability at fair value through profit or loss and constituted level 2 on the fair value hierarchy.
No collar exists at 30 June 2019 as it expired at the end of May 2019. The net impact of the collar for the year ended 30 June 2019 was a gain of R2.1 million recognised as a gain on financial instruments and included in other income in the statement of profit or loss and other comprehensive income.
9. FAIR VALUES
The Group’s assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in financial assets on the statement of financial position. Of this line item, R3.3 million (30 June 2018: R9.2 million) relates to fair value hierarchy level 1 instruments and R0.2 million (30 June 2018: R0.2 million) relates to fair value hierarchy level 3 instruments.
10. ERPM DISPOSAL
In December 2018, DRDGOLD concluded a revised disposal agreement to dispose of mining rights entitled ERPM GP150MR and ERPM GP151MR, as well as the prospecting right, as renewed and amended, entitled ERPM GP243PR and all permits and licences relating thereto to OroTree Limited (“Orotree”). This included an option agreement at the sole discretion of Orotree to purchase mining infrastructure assets to access the deep underground ounces of ERPM on or before 30 June 2019.
The disposal of the mineral and prospecting rights were perfected in the second half of the financial year ended 30 June 2019. An amount of USD0.5 million was paid as a non-refundable amount which was effectively akin to a break fee to ERPM in the event that the disposal was not unconditionally perfected by purchase of the mining infrastructure assets. Orotree decided not to exercise the option to purchase the mining infrastructure assets. The break fee is recognised as a gain on disposal of property, plant and equipment and included in other income in the statement of profit or loss and other comprehensive income.
11. RELATED PARTIES
Sibanye-Stillwater and its subsidiaries and associates became related parties to
DRDGOLD on 31 July 2018 when DRDGOLD issued 265 million new ordinary shares equal to 38.05% of its outstanding shares to Sibanye-Stillwater, making
Sibanye-Stillwater a material shareholder of the Company, as defined in the
Listings Requirements.
5. PROVISION FOR ENVIRONMENTAL REHABILITATION
Notes
Year ended
30 June 2019
Rm
Reviewed
Year ended
30 June 2018
Rm
Audited
Balance at the beginning of the year
553.4
531.7
Unwinding of provision for environmental
rehabilitation
66.3
45.6
Environmental rehabilitation provision
acquired in Asset Acquisition
2
247.4
–
Change in estimate of environmental
rehabilitation recognised in profit or loss (a)
(60.0)
(2.9)
Change in estimate of environmental
rehabilitation recognised to property, plant
and equipment (b)
(97.0)
3.9
Environmental rehabilitation payments (c)
(27.5)
(24.9)
To reduce decommissioning liabilities
(16.6)
(21.5)
To reduce restoration liabilities
(10.9)
(3.4)
Balance at the end of the year
682.6
553.4
(a) Change in estimate of environmental rehabilitation recognised in profit or loss
The change in estimate of environmental rehabilitation recognised in profit or loss is mainly as a result of updated vegetation and machine hire rates to recent service level agreements and actual rates incurred, as well as, in line with the
Group’s strategy to reduce externally sourced potable water, alternative water sources found to be viable to meet the Crown Complex post closure water requirements.
(b) Change in estimate of environmental rehabilitation recognised to property, plant and equipment
The change in estimate of environmental rehabilitation recognised to property, plant and equipment is mainly as a result of a change in the methodology used to calculate the FWGR provision for environmental rehabilitation. The at acquisition provision was estimated based on what a market participant would pay for the liability and is now based on the FWGR individual rehabilitation plan which is in response to the current life of mine.
(c) Environmental rehabilitation payments
The payments made against the provision for environmental rehabilitation consist mainly of rehabilitation work performed on the Brakpan/Withok Tailings Storage
Facility and on the Crown Complex.
6. BORROWINGS
Year ended
30 June 2019
Rm
Reviewed
Year ended
30 June 2018
Rm
Audited
Balance at the beginning of the year
–
–
Borrowings raised
192.0
–
Borrowings repaid
(192.0)
–
Initial fees incurred
(3.6)
–
Unwinding of initial fees
3.6
–
Balance at the end of the year
–
–
On 1 August 2018, DRDGOLD Limited entered into a R300 million RCF with ABSA
Bank Limited (acting through its Corporate and Investment banking division) to finance the development of Phase 1 of FWGR and working capital requirements.
It replaced the R100 million overdraft facility that was in place during the year ended 30 June 2018. In January 2019, R125 million of the initial R300 million
RCF was dedicated to issue a bank guarantee as described in note 7, reducing the available facility to R175 million.
The RCF is classified and measured as a financial liability measured at amortised cost.
7. CONTINGENT LIABILITY AND CONTINGENT ASSET: EKURHULENI
METROPOLITAN MUNICIPALITY ELECTRICITY DISPUTE
Ergo’s ongoing legal dispute with the Ekurhuleni Metropolitan Municipality
(“EMM”) and Eskom, brought in 2014 and in terms of which Ergo is seeking an order declaring that it is not supplied electricity by EMM and that EMM is accordingly not entitled to recover any surcharges in addition to Eskom’s tariff from Ergo, has as yet not been heard.

Year ended 30 June 2019
Reviewed
Year ended 30 June 2018
Audited
Ergo
FWGR
Corporate
office and other
reconciling
items
Total
Ergo
Corporate
office and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm
Revenue (external)
2 577.5
184.6
–
2 762.1
2,490.4 – 2 490.4
Cash operating costs
(2 311.1)
(111.8)
–
(2 422.9)
(2 159.7) – (2 159.7)
Movement in gold in process
16.4
16.2
–
32.6
24.5 – 24.5
Operating profit
282.8
89.0
–
371.8
355.2 – 355.2
Retrenchment costs
(1.6)
(4.7)
–
(6.3)
– – –
Administration expenses and other costs
(12.0)
(2.3)
(76.6)
(90.9)
(11.5) (78.6) (90.1)
Interest income
1
6.5
–
10.4
16.9
9.5 12.3 21.8
Interest expense
2
(2.4)
–
(3.2)
(5.6)
(3.1) (1.0) (4.1)
Income tax
1.7
–
–
1.7
(2.9) (3.6) (6.5)
Working profit/(loss) before additions to property, plant
and equipment
275.0
82.0
(69.4)
287.6
347.2 (70.9) 276.3
Additions to property, plant and equipment
(22.8)
(330.7)
(0.2)
(353.7)
(125.2) (0.9) (126.1)
Working profit/(loss) after additions to property, plant
and equipment
252.2
(248.7)
(69.6)
(66.1)
222.0 (71.8) 150.2
1
Interest income excludes the unwinding of the long-
term receivable
2
Interest expense excludes the fair value adjustment on
the initial recognition of the long-term receivable
Reconciliation of profit/(loss) for the year
Working profit/(loss) before additions to property, plant
and equipment
275.0
82.0
(69.4)
287.6
347.2 (70.9) 276.3
Depreciation
(142.8)
(25.7)
(0.6)
(169.1)
(167.4) (0.6) (168.0)
Change in estimate of environmental rehabilitation
recognised in profit or loss
58.6
–
1.4
60.0
2.5 0.4 2.9
Other income
2.2
–
5.7
7.9
– – –
Loss on disposal of property, plant and equipment
–
–
–
–
(0.6) – (0.6)
Growth in environmental rehabilitation trust funds
and reimbursive right
11.3
22.5
4.6
38.4
10.1 6.2 16.3
Unwinding of provision for environmental
rehabilitation
(45.4)
(19.6)
(1.3)
(66.3)
(44.3) (1.3) (45.6)
Fair value adjustments on, and unwinding of
long-term receivable
(3.5)
–
–
(3.5)
(8.1) – (8.1)
Ongoing rehabilitation expenditure
(16.6)
(1.7)
–
(18.3)
(26.7) – (26.7)
Other operating (costs)/income including care
and maintenance costs
(40.2)
(15.4)
25.7
(29.9)
(36.2) 15.6 (20.6)
Deferred tax
(16.3)
(13.4)
1.4
(28.3)
(23.2) 3.8 (19.4)
Profit/(loss) for the year
82.3
28.7
(32.5)
78.5
53.3 (46.8) 6.5
Reconciliation of adjusted EBITDA
Results from operating activities
125.2
Depreciation
169.1
Share-based payment expense
(increase in Long-term Incentive liability)
21.4
Change in estimate of environmental rehabilitation
recognised in profit or loss
(60.0)
Gain on financial instruments
(2.1)
Gain on disposal of property, plant and equipment
(5.8)
Retrenchment costs
6.3
Adjusted EBITDA
1
254.1
1
Adjusted EBITDA (that was considered from the current reporting period following the RCF agreement) may not be comparable to similarly titled measures of other companies. Adjusted
EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.
12. SUBSEQUENT EVENTS
There were no subsequent events between the reporting date of 30 June 2019 and the date of issue of these condensed consolidated financial statements other than included in the notes above and described below:
Dividend: On 28 August 2019, the Board declared a final dividend for the 2019 financial year of 20 SA cents per share, payable on 30 September 2019.
13. REVIEW OF THE INDEPENDENT AUDITOR
These condensed consolidated financial statements for the year ended 30 June
2019 have been reviewed, in accordance with International Standard on Review
Engagements (ISRE) 2410, by KPMG Inc. who expressed an unmodified review conclusion. The auditor’s review report does not necessarily report on all of the information contained in these condensed consolidated provisional results.
Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s review engagement they should obtain a copy of the auditor’s review report together with the accompanying financial information from the registered office of DRDGOLD.
14. OPERATING SEGMENTS
The following summary describes the operations in the Group’s reportable operating segments:
•   Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants.
The Ergo and Knights plants continue to operate as metallurgical plants. The
City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants.
•   FWGR is a surface gold retreatment operation and treats old slime dams in the
West Rand goldfields. Phase 1, which entails the refurbishment and upgrading of the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 slimes dam and deposit residues on the Driefontein 4 Tailings
Storage Facility, was commissioned on 1 April 2019 (refer note 2).
Corporate office and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue.
This includes taking into consideration the Group’s adjusted EBITDA for the purpose of the covenants imposed by the Company’s RCF (refer note 6) that was entered into to finance the development of Phase 1 of FWGR and working capital requirements of the Group. These do not represent separate operating segments.

Year ended 30 June 2019
Year ended 30 June 2018
Unreviewed
Unaudited
Ergo
FWGR
Corporate
office and other
reconciling
items
Total
Ergo
Corporate
office and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm
OPERATIONAL PERFORMANCE
Ore milled (000’t)
23 162
1 277
–
24 439
24 281
Yield (g/t)
0.194
0.261
–
0.197
0.193
Cash operating costs
(R/t)
100
88
–
99
88
(US$/t)
7
6
–
7
6
Gold produced (kg)
4 493
333
–
4 826
4 679
Gold sold (kg)
4 478
305
–
4 783
4 653
Reconciliation of All-in sustaining costs
(All amounts presented in R million unless otherwise
indicated)
Cash operating costs
(2 311.1)
(111.8)
–
(2 422.9)
(2 159.7)
Movement in gold in process
16.4
16.2
–
32.6
24.5
Administration expenses and other costs
(sustaining)
–
–
(69.5)
(69.5)
(81.1)
Other operating costs excluding care and
maintenance costs
(40.2)
(15.4)
34.5
(21.1)
(12.5)
Change in estimate of environmental rehabilitation
recognised in profit or loss
58.6
–
1.4
60.0
2.9
Unwinding of provision for environmental
rehabilitation
(45.4)
(19.6)
(1.3)
(66.3)
(45.6)
Capital expenditure (sustaining)
(15.4)
(6.9)
(0.2)
(22.5)
(81.3)
All-in sustaining costs
(2 337.1)
(137.5)
(35.1)
(2 509.7)
(2 352.8)
Care and maintenance costs
–
–
(8.8)
(8.8)
(8.1)
Retrenchment costs
(1.6)
(4.7)
–
(6.3)
–
Ongoing rehabilitation expenditure
(16.6)
(1.7)
–
(18.3)
(26.7)
Administration expenses and general costs
(non-sustaining)
–
–
–
–
(9.0)
Capital expenditure (non-sustaining)
(7.4)
(323.8)
–
(331.2)
(44.7)
All-in costs
(2 362.7)
(467.7)
(43.9)
(2 874.3)
(2 441.3)
Cash operating costs R/kg
512 439
313 443
–
499 749
458 866
Cash operating costs US$/oz
1 124
688
–
1 096
1 118
All-in sustaining costs
1
R/kg
521 907
450 820
–
524 713
505 622
All-in sustaining costs
1
US$/oz
1 145
989
–
1 151
1 258
All-in costs
1
R/kg
527 624
1 533 443
–
600 941
524 651
All-in costs
1
US$/oz
1 195
3 472
–
1 361
1 298
1
All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013
2
All-in sustaining cost per kg was disproportionately impacted by including the other operating costs and unwinding of the environmental rehabilitation provision for 11 months while including gold production/sold mostly for the fourth quarter
3
All-in cost per kg was disproportionately impacted by including the total non-sustaining capital expenditure while including gold production/sold mostly for the fourth quarter
2
2
3
3
The FWGR transaction, effective 31 July 2018, added surface Mineral Reserves of 2.72Moz (246.12Mt@0.34g/t). This is comprised of Proved Mineral Reserves of 2.1Moz (178.89Mt@0.37g/t) and Probable Mineral Reserves of 0.62Moz
(67.23Mt@0.28g/t). Subsequent to 31 July 2018, 1% of the total mineral reserves were depleted as a result of the reclamation of the Driefontein 5 slimes dam up to 30 June 2019.

The ERPM mining rights entitled ERPM GP150MR and ERPM GP151MR, as well as the prospecting right, as renewed and amended, entitled ERPM GP243PR and all permits and licences relating thereto were sold during the year and the sale perfected at the Department of Mineral Resources in the second half of the financial year ended 30 June 2019 and the related underground Inferred Mineral
Resources of 38.88Moz (177.22Mt@6.824g/t) were derecognised (refer to note 10).

There have been no other material changes to the technical information relating to, inter alia, the Group’s Mineral Reserves and Resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD’s annual report for the year ended 30 June
2018 and subsequent public announcements.

The technical information referred to in this report has been reviewed by Messrs
Mpfariseni Mudau (SACNASP), Gary Viljoen (SACG) and Vaughn Duke (SAIMM).
All are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.